ABSA

RECEIVED
2005 DEC 19 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
[redacted]

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

05013383

15 December 2005

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS IN ABSA GROUP SHARES

Attached please find a copy of an announcement in respect of Directors' dealings in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Thursday, 15 December 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

12/20

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	S F Booysen
Designation:	Absa Group Limited and Absa Bank Limited Chief Executive
Date of transaction:	14 December 2005
Number of options exercised:	23 333 at 3743 cents per share which was granted on 19 June 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R873 354.19
Nature of Interest:	Direct Beneficial

Name:	S F Booysen
Designation:	Absa Group Limited and Absa Bank Limited Chief Executive
Date of transaction:	14 December 2005
Number of shares purchased:	23 333 at 3743 cents per share
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R873 354.19
Nature of Interest:	Direct Beneficial

Clearance to deal in terms of the Listings Requirements of the JSE Limited has been obtained in respect of both these transactions.

Johannesburg
15 December 2005

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank